EXHIBIT 99.1

Student Transportation Inc. Launches Newly Designed Website

The Leader in School Bus Transportation Expands Online as the School Year Begins

DANIEL ISLAND, S.C., Sept. 4, 2012 (GLOBE NEWSWIRE) -- It is that time of year again when the iconic yellow school bus is showing up in numbers on roads and throughout our communities as our kids head back to school. In conjunction with the back to school season, Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, launched its newly designed website providing a fresh look with new information, multi-media applications, and an easy-to-navigate layout. The updated site can be viewed at www.rideSTBus.com.

"We'd like to welcome everybody back to school and are pleased to announce our online expansion as the new school year commences," stated Patrick Gallagher, STI Marketing Manager. "The new layout is easy to navigate, and includes updated information on our transportation services with rotating video clips that highlight our company's family culture and history."

In addition to the new look, the site also features the company's social media feeds from Facebook, Twitter, and You-Tube so customers, community members, and investors can easily view the latest on what is happening throughout STI. There is also a dedicated investor section providing stock information and publicly filed financial reports, in addition to other relevant information pertaining to the company. "We hope our customers, potential customers and investors can come learn more about the great things happening at STI," said Gallagher.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         MEDIA CONTACT:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com